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June 13, 2022
Renee M. Hardt Shareholder +1 312 609 7616 rhardt@vedderprice.com

Via Edgar Ms. Melissa McDonough Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Driehaus Mutual Funds (File No. 811-07655) (the “Registrant”)

Dear Ms. McDonough:

On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on June 7, 2022 regarding the Registrant’s Forms N-CSR/A and N-CEN for the period ended December 31, 2021. Any changes made in response to these comments will be reflected in future filings.

Form N-CSR

1.	Comment: (Driehaus Emerging Markets Growth Fund, Driehaus Emerging Markets Opportunities Fund and Driehaus Event Driven Fund) The returns in the Management’s Discussion of Fund Performance section differ from those shown in the Financial Highlights by two, seven and eight basis points, respectively. Please explain why the returns differ.

Response: The Registrant prepared Management’s Discussion of Fund Performance using the returns reported in the daily computation of each Fund’s net asset value. The returns presented in the Financial Highlights differ due to immaterial U.S. GAAP related adjustments. The Registrant has taken the position that, as long as such differences are immaterial, it is more appropriate to use the reported net asset value return to maintain consistency with investor reporting data in the market (e.g., Morningstar). The Registrant also notes that the returns in Management’s Discussion of Fund Performance are lower and, thus, more conservative than those presented in the Financial Highlights.

2.	(Driehaus Emerging Markets Small Cap Fund)

(a)	Comment: The Fund includes non-cash dividend income in the Statement of Operations but did not disclose which securities pay in-kind income in the Schedule of Investments. Please confirm that the investment paying in-kind income is still held and disclose the pay in-kind rate in the security description or in a footnote to the Schedule of Investments.

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Ms. Melissa McDonough

June 13, 2022

Response: The non-cash dividend income line item on the Statement of Operations is related to a corporate action spinoff, not a payment in-kind security. The dividend related to the spinoff was over five percent (5%) of total income, and it was thus presented as its own line item on the Statement of Operations.

(b)	Comment: On page 85 under “Securities Transactions, Income and Commitments,” there is a statement that non-cash dividends are recognized as investment income at the fair value of the property received. Please explain where the property is included as an asset in the Statement of Assets and Liabilities.

Response: The security related to the spinoff is Vale SA. Vale SA is included in investments on the Statement of Assets and Liabilities and the security is also within the Schedule of Investments.

3.	Comment: In the Trustees and officers table, please disclose the term of office of the Trustees as required by Form N-1A, Item 27(b)(5).

Response: Each Trustee serves as a Trustee until (i) termination of the Trust, (ii) the Trustee’s retirement, resignation, or death, or (iii) as otherwise specified in the Trust’s governing documents. The Registrant will include this information as a footnote to the table going forward.

Form N-CEN

4.	Comment: With respect to Item C.20.a (line of credit), please respond on a per Fund basis as required by the Form.

Response: The Registrant will make this change going forward.

5.	Comment: The Registrant filed as an attachment the auditor’s opinion on the financial statements rather than the required independent public accountant’s report on internal control. Please refile the Form to include the correct report.

Response: The Registrant refiled the Form N-CEN on June 8, 2022.

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If you have any questions regarding these responses, please call me at (312) 609-7616.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/ser